SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of march, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7
Publicly-held Company

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,
HELD ON FEBRUARY 12, 2009.

1. DATE, TIME AND PLACE: February 12, 2009, at 02:00 p.m., exceptionally in the city of São Paulo – SP, on Av. Roque Petroni Junior, 1464, 6º andar, lado B, São Paulo – SP, board of directors’ room, Morumbi, as called pursuant to the Bylaws.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, representing a quorum in conformity with the Bylaws. Also present, in accordance with the provisions set forth in article 163, §3, of Law no. 6404/76, were Fabiana Faé Vicente Rodrigues, representative of the Statutory Audit Committee of the Company, for appraisal of items 4.1 to 4.3, Roberto Oliveira de Lima, Chief Executive Officer and Ernesto Gardelliano, Executive Vice-President for Finance, Planning and Control, and also Mr. Luis Carlos Passetti and Mr. Drayton Teixeira de Melo, representatives of Ernst & Young Auditores Independentes S.A., in order to provide the necessary explanations:

4. AGENDA AND RESOLUTIONS:

4.1 approval of the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Annual Management Report, for fiscal year ended 12/31/2008: the Directors, after examination and discussion, have unanimously approved, without restrictions, the Management Report, the Officers/Directors’ Rendering of Accounts and the Financial Statements, accompanied by the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, which were sent to the 2009 General Meeting;

4.2 Capital Budget for fiscal year 2009, including funding needs: by majority resolution, with favorable vote of all the Directors, except for Director Marcelo Barbosa, who refrained himself from voting this matter, sending the Capital Budget of the Company (including its subsidiary and the own Company’s budget) for Fiscal Year 2009 for resolution by the General Meeting was approved, under the terms and conditions contained in the proposal examined by the Directors, which budget was adopted as minimum and reference budget, and may be further reviewed along the year, to the extent of the Company’s needs;

4.3 resolution on the allocation of the net profit for fiscal year 2008: by unanimous resolution, sending the proposal for allocation of the net profit for fiscal year 2008 to the General Shareholders’ Meeting was approved;

4.4 approval of the Notice of Call of the General and Special Shareholders’ Meetings, by unanimous resolution, the terms of the Notice of Call for General and Special Shareholders Meetings were approved, with the Board of Executive Officers being since now authorized to adopt the necessary actions for the act to be performed;

4.5 increase of the capital stock out of funds of the portion of the special premium reserve corresponding to the tax benefit generated: the Directors became aware of and approved, by unanimous resolution, the proposal of the Board of Executive Officers of the Company for the increase of its capital stock, within the limit of its authorized capital, arising out of the capitalization of the portion of the special premium reserve corresponding to the tax benefit generated, as a result of the corporate reorganization carried out for such purpose, as permitted in CVM Instruction no. 319/99, in the total amount of twenty-two million, eight hundred and eighty-six thousand, eighty-two reais and twenty-eight cents (R$ 22,886,082.28), corresponding to the fiscal year ended on 12/31/2008, deducting the credits on behalf of VIVO PARTICIPAÇÕES S.A. (“Vivo Participações”), the capital stock of the company being increased from the current six hundred million, four hundred and sixty-four thousand, four hundred and ninety-four reais and ninety-five cents (R$ 600,464,494.95) to six hundred and twenty-three million, three hundred and fifty thousand, five hundred and seventy-seven reais and twenty-three cents (R$ 623,350,577.23), upon issue of six hundred and ten thousand, seven hundred and eighty-four (610,784) new shares, of which two hundred and twenty-three thousand and thirty-two (223,032) are common shares and three hundred and eighty-seven thousand and seven hundred and fifty-two (387,752) are preferred shares, of book-entry type, all of them registered and with no face value, the Board of Executive Officers being since now authorized to adopt the necessary actions for the performance of this acts, including publication of notice to the shareholders.

4.5.1  The preemptive right provided for in article 171, of Law no. 6404/76, under the terms of article 7, §1, of CVM Instruction no. 319/99 shall be assured, and the proceeds arising out of the actual exercise of the preemptive rights shall be fully credited to shareholder Vivo Participações.

4.5.2  The issue price of the shares corresponds to 100% of the weighted average of the prices in the main market for the preferred shares in the 10 Bovespa floor sessions held from 01/28/2009 until and including 02/10/2009, resulting in the amount of thirty-seven reais and forty-seven cents (R$ 37.47) per preferred share and per common share.

4.5.3  The issued shares will be entitled to the payment of dividends and eventual interest on the own capital on a full basis, as may be declared by the Company as from this date for fiscal year 2009 and future years.

4.5.4  The period for exercise of the preemptive right shall begin on 02/16/2009 and end on 03/17/2009.

4.5.5  The shares shall be paid-up in cash, upon subscription.

4.5.6  Whereas this increase of the capital stock is within the limit of the authorized capital of the Company, the Directors since now confirm the capital stock of the Company, subject matter of the proposal now approved.

4.5.7  Finally, the Directors approved the submission to the general shareholders’ meeting, for their appraisal and approval, of the amendment to the wording of article 5 of the Company’s Bylaws, which shall hereinafter read as follows:

“Art. 5º - The subscribed and fully paid-up capital stock is six hundred and twenty-three million, three hundred and fifty thousand, five hundred and seventy-seven reais and twenty-three cents (R$ 623,350,577.23), represented by thirty-seven million, four hundred and eighty-eight thousand, one hundred and forty-five (37,488,145) book-entry shares, of which thirteen million, six hundred and eighty-nine thousand and ninety-one (13,689,091) are common shares and twenty-three million, seven hundred and ninety-nine thousand and fifty-four (23,799,054) are preferred shares, all of them registered and with no face value.”

Since there was nothing else to be discussed, the meeting was closed and these minutes were drawn-up, which were read, approved and signed by the Directors and by the Secretary, and transcribed in the proper book.

SIGNATURES: Luis Miguel Gilpérez López – Chairman of the Board of Directors; Shakhaf Wine – Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; José Guimarães Monforte; Luiz Kaufmann; Antonio Gonçalves de Oliveira; Marcelo Santos Barbosa – Directors; Fabiana Faé Vicente Rodrigues – Statutory Audit Committee Member and Breno Rodrigo Pacheco de Oliveira – Secretary.

This certificate is a faithful copy of the minutes of the special meeting of the Board of Directors, held on February 12, 2009, drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.